# Nasdaq Regulation

Arnold Golub
Vice President
Deputy General Counsel

_By Electronic Mail_

August 15, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Division of Corporation Finance:

This is to certify that on August 15, 2018, The Nasdaq Stock Market (the "Exchange") received from TKK Symphony Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b)/A for the registration of the following securities:

Units, each consisting of one Ordinary Share, one Right and one Warrant

Ordinary Shares, par value $0.0001 per share

Rights, exchangeable into one-tenth of one Ordinary Share

Warrants, each exercisable for one-half of one Ordinary Share, for $11.50 per whole Ordinary Share

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,